Exhibit 99.B(7)

[CERTAIN PORTIONS OF THIS EXHIBIT CONTAIN CONFIDENTIAL INFORMATION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE IDENTIFIED AS [REDACTED] AND HAVE BEEN OMITTED.]

AUTOMATIC INDEMNITY REINSURANCE AGREEMENT

CEDING COMPANY:	THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(hereinafter referred to as the “Ceding Company”)

REINSURER:	LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED
(hereinafter referred to as the “Reinsurer”)

EFFECTIVE DATE:	May 21, 2018

Commencing on the Effective Date and any Amendment Date thereafter, the Ceding Company will submit and the Reinsurer agrees to accept the Ceding Company’s Guaranteed Benefit (GB) risks as defined in Schedule A, associated with the Contracts listed in Schedule B, subject to the provisions of this Agreement.

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ARTICLE I
DEFINITIONS

Agreement means this Automatic Indemnity Reinsurance Agreement.

Base Reinsurance Premium(s) means the premium so designated and calculated as described in Schedule C.

Ceding Company means The Lincoln National Life Insurance Company.

Confidential Information means any and all information acquired by the Reinsurer or the Ceding Company prior or subsequent to the execution of this Agreement with the exception of either information readily available in the public domain or information acquired from sources other than the other party.

Contract(s) means those specific annuity contracts enumerated in Schedule B.

Effective Date is May 21, 2018.

EPRC means Reinsurer’s expense, profit and risk charge, calculated as described in Article III, Section 5.

Individual Policy means a Contract issued to a contract holder.

GB means Guaranteed Benefits and refers specifically to those guaranteed minimum death benefits specified in Schedule A.

Material Change means a modification to a practice, procedure or condition that a prudent insurance executive would consider as likely to impact on experience under this Agreement.

Reinsurer is Lincoln National Reinsurance Company (Barbados) Limited.

Statutory Reserve(s) means the Ceding Company’s reserves for Indiana insurance regulatory purposes before reinsurance under this Agreement, less the Ceding Company’s reserves for Indiana insurance regulatory purposes after reinsurance under this Agreement.  For purposes of this Agreement, Statutory Reserves shall be computed on a basis consistent with the Ceding Company’s Indiana insurance regulatory reporting valuation practices that are current as of that particular valuation date.

Total Collateral means the statutory book value of assets in the funds withheld account plus the fair market value of the assets in any trust established pursuant to Article XIII, Section 2 plus the face amount of any letter of credit established pursuant to Article XIII, Section 3.

ARTICLE II
AUTOMATIC REINSURANCE

1.              CESSION

Beginning with the Effective Date of this Agreement, the Ceding Company will cede and the Reinsurer will accept, subject to the limits and conditions set forth in this Agreement and the attached Schedules, reinsurance on a coinsurance funds withheld basis, of a quota share equal to 100% of the GB risks attached to the Contracts as specified in Schedule B.

2.              COVERAGE

This Agreement covers the Ceding Company’s liability for all GB liabilities issued by the Ceding Company and contained in the Contracts enumerated in Schedule B.  It does not include any liability arising under the Contracts other than those specifically attributable to GB claims.

3.              NEW ANNUITY CONTRACTS OR REVISIONS

The Ceding Company may cede to the Reinsurer liability for GB claims with respect to a new annuity contract, or a revised version of an annuity contract where such revision affects the calculation of the GB risks, simply by providing the Reinsurer with written notice of such intention together with a copy of the proposed annuity contract, or revision.  Unless the Reinsurer rejects the changes in writing within thirty (30) days after receipt of the additions and revisions, such additions and revisions shall automatically be included in this Agreement.  Schedules A and B shall be updated as necessary to reflect the addition of Contracts and revisions to Contracts covered under this Agreement.  Notwithstanding the foregoing, the Reinsurer retains the right to terminate this Agreement as to new business according to the terms of Article XII, Section 2.

ARTICLE III
PREMIUMS, PAYMENTS, EXPENSES AND REPORTING

1.              REINSURANCE PREMIUMS

Both the Initial Reinsurance Premium and the Base Reinsurance Premium shall be determined in accordance with Schedule C.  Reinsurance premiums shall be paid monthly in arrears.

2.              OFFSET

Any debts or credits, regardless of how, when or where they arose or were incurred, in favor of or against either the Ceding Company or the Reinsurer shall be offset and only the balance allowed or paid.

3.              REIMBURSEMENT OF LOSSES

A.            All reinsurance claims settlements are subject to the terms and conditions of the Individual Policy under which the Ceding Company is liable.  The Reinsurer shall accept the Ceding Company’s good faith settlement of all GB claims under the Contracts.  When requested, the Ceding Company shall provide the Reinsurer with copies of any documentation within the Ceding Company’s possession with respect to specific GB claims under the Contracts or with respect to items used to compute amounts contained in the accounting reports.

B.            The Reinsurer shall pay losses as of the end of the month immediately following the month when the losses are incurred.

4.              REPORTS

The Ceding Company shall prepare periodic reports as described in Schedule D and submit these to the Reinsurer within thirty (30) days of the end of each month.  Amounts due to or from the parties shall be netted and only net amounts paid, subject to the terms and conditions set forth in section 8 of this Article III.  Amounts due the Reinsurer or the Ceding Company as determined by the Ceding Company shall be settled in the manner as described in section 8 below.  If, subsequent to the Amendment Date, either party determines that it needs additional reports from the other party, it shall provide a written request to the other party detailing its business needs for the additional report.  If the other party does not object in writing within thirty (30) days of receiving such a request, then Schedule D shall be updated to include such report in the list of those to be provided on a regular basis.  The Ceding Company will provide the Reinsurer with information necessary to properly account for the business reinsured, as specified in this Agreement.

5.              EXPENSE, PROFIT AND RISK CHARGE

The Reinsurer will be entitled to a payment for EPRC as calculated pursuant to the terms of Schedule C, payable monthly in arrears.

6.              TERMINAL SETTLEMENTS

In the event this Agreement is terminated, an accounting and settlement as to any balance due under this Agreement shall be undertaken by the parties.  The net payment to the Ceding Company shall be an amount of cash equal to the Statutory Reserves less any applicable reinsurance premiums and EPRC due and not paid plus any losses due and not paid.

7.                    CLAIMS, EXPENSES AND EXTRA-CONTRACTUAL DAMAGES

Expenses incurred by the Ceding Company in settling, defending or investigating a claim for Individual Policy liability or in taking up or rescinding an Individual Policy reinsured under this Agreement shall be covered under this Agreement, but in no event shall the following categories of expenses or liabilities be covered under this Agreement:

A.                                    routine investigative or administrative expenses;

B.                                    expenses incurred in connection with a dispute or contest arising out of the conflicting claims of entitlement to policy proceeds or benefits which the Ceding Company admits are payable;

C.                                    expenses, fees, settlements or judgments arising out of, related to or in connection with claims against the Ceding Company for consequential, compensatory, punitive or exemplary damages; and

D.                                    expenses, fees, settlements or judgments arising out of, related to or in connection with claims against the Ceding Company and based on alleged or actual bad faith, failure to exercise good faith, or tortious conduct.

8.                        MONTHLY SETTLEMENTS

A.                                    All monthly settlements associated with the payment of reinsurance premiums, claims, adjustments for investment activity within the funds withheld account, and realized income, gains, or losses shall be on a net cash basis or cash equivalent.  If an amount is due the Reinsurer, it shall be paid by the due date of the report.  If an amount is due the Ceding Company, it shall be paid within sixty (60) days of receipt of the report.

B.                                    Unrealized gains and losses associated with the derivatives held in the funds withheld account will result in an adjustment to the ending funds withheld balance each month.

ARTICLE IV
FUNDS WITHHELD ACCOUNT

1.                          DURATION

The Ceding Company shall maintain a funds withheld account during the term of this Agreement.

2.                          AMOUNTS OF FUNDS WITHHELD

The total value of the funds withheld, along with assets held in a trust and/or letters of credit, shall at all times be greater than or equal to the Statutory Reserves.

3.                          INVESTMENT INCOME

The Ceding Company shall credit to the Reinsurer the entire investment results from the assets in the funds withheld account.  This includes all net investment income or expense, realized capital gains and losses from all of the assets in the funds withheld account, and unrealized gains and losses from the derivatives held in the funds withheld account.

4.                          INVESTMENT STRATEGY

The Ceding Company may use its discretion in managing the assets in the funds withheld account provided it follows the investment guidelines as set forth in Schedule F.  The Reinsurer may only challenge the Ceding Company’s investment strategy and buy/sell decisions with respect to the assets in the funds withheld account if the Ceding Company fails to maintain a reasonable matching between assets and liabilities.  Notwithstanding the preceding, the Ceding Company shall take due consideration of any recommendations made by the Reinsurer regarding the Ceding Company’s investment strategy or its buy/sell decisions.

ARTICLE V
ERRORS

This Agreement will not be abrogated by the failure of either the Ceding Company or the Reinsurer to comply with any of the terms of this Agreement if it is shown that said failure was unintentional and the result of a misunderstanding, oversight or clerical error on the part of either the Ceding Company or the Reinsurer.  Both parties will be returned to the position they would have occupied had no such oversight, misunderstanding or clerical error occurred.  No interest shall be paid on errors.

ARTICLE VI
FORMS

Upon request, the Ceding Company will furnish the Reinsurer with any specimen copies of its applications, forms, and any tables of rates and values which may be required for the proper administration of the business reinsured under this Agreement, and will keep the Reinsurer informed with proper documentation as to any modifications or new forms which would be required for the proper administration of reinsurance under this Agreement.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

1.              CHANGES TO CEDING COMPANY PROCEDURES

Except as set forth in Article VII, Section 2 below, during the term of this Agreement the Ceding Company shall not permit a Material Change to the Ceding Company’s:

A.            normal underwriting practices and procedures when issuing Contracts with GB risks, particularly with regard to policy coverages and benefits, classes of persons insured and requirements for medical examinations and other underwriting information;

B.            normal practices and procedures of investigating and administering claims; and

C.            method of determining any value used to compute net retained claims.

2.              CONSENT TO CHANGES IN CEDING COMPANY PROCEDURES

The Ceding Company shall promptly notify the Reinsurer in writing of its intent to take any action which, if performed, would breach one or more of the covenants contained in Article VII, Section 1.  If the Reinsurer determines that such action would not adversely affect its economic interests under this Agreement, it shall consent in writing to the action by the Ceding Company.

ARTICLE VIII
AUDIT AND INSPECTION

1.                    The Reinsurer may audit, at any reasonable time and at its own expense, all records and procedures relating to reinsurance under this Agreement.  The Ceding Company shall cooperate in the audit, including providing at the office of the Reinsurer any information requested by the Reinsurer in advance of the audit.

2.                    Each party, or its duly authorized representative, shall have access at any reasonable time during regular business hours to the original and any non-identical copies of all electronic and hard copy papers, books, records and documents relating or referring to, connected with or affecting reinsurance under this Agreement that are within the possession or control of the other party.

ARTICLE IX
CONFIDENTIALITY

The Reinsurer and the Ceding Company may come into the possession or knowledge of Confidential Information of either party in fulfilling their obligations under this Agreement.  The Reinsurer and the Ceding Company agree to hold such information in confidence and to take all reasonable steps to ensure that such Confidential Information is not disclosed in any form by any means by its employees or third parties of any kind, except by advance written authorization by an officer of the Reinsurer or the Ceding Company; provided however, that the Reinsurer and the Ceding Company will be deemed to have satisfied their obligations as to the Confidential Information by protecting its confidentiality in the same manner that they would protect their own proprietary or confidential information of like kind which will be at least a reasonable manner or, if it is determined that such disclosure is necessary in order to avoid a violation or potential violation of legal obligations in accordance with the following:

If the Reinsurer or the Ceding Company, their employees, directors or advisers are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose Confidential Information, it will promptly notify the other party in writing.  The party notified will promptly determine whether to contest such attempted discovery by legal means or to waive compliance by the notifying party with the terms of this Agreement.  If, in the opinion of its counsel, the Reinsurer or the Ceding Company is subject to contempt, sanction or other penalty for failure to disclose the requested Confidential Information, it may, without violating the terms of this Agreement, disclose only that portion of the Confidential Information that counsel advises is legally required to be disclosed, provided that it exercises all reasonable efforts to preserve the confidentiality of such information, including, without limitation, by cooperating with the Reinsurer or the Ceding Company in obtaining a protective order or other reliable assurance that the Confidential Information will be protected from further disclosure, provided, however, that all expenses of such efforts (other than allocated costs of home office employees at such location) shall be borne by the party whose confidential information is sought to be disclosed.

Notwithstanding anything in this Article IX to the contrary, both the Ceding Company and the Reinsurer (and each employee, representative, or other agent of either of them) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to either the Ceding Company or the Reinsurer relating to such tax treatment and tax structure.

ARTICLE X
INSOLVENCY

1.              In the event of the insolvency of the Ceding Company, reinsurance shall be payable on the basis of reported claims allowed in liquidation proceedings against the Ceding Company, subject to the Reinsurer’s right of offset provided in Article III, Section 2, and subject to court approval, without diminution because of the insolvency of the Ceding Company.  Payments shall be made directly to the Ceding Company or its domiciliary liquidator, except as provided in I.C. 27-9-3-30.1 or any successor thereto.

2.              In the event of the insolvency of the Ceding Company, the domiciliary liquidator, receiver or statutory successor of the Ceding Company shall give the Reinsurer written notice of the pendency of a claim on a Contract made against the Reinsurer within a reasonable time after such claim is filed in the liquidation proceeding.  During the pendency of the claim, the Reinsurer may investigate the claim and interpose in the proceeding where such claim is to be adjudicated at its own expense, any defenses that the Reinsurer considers available to the Ceding Company or its liquidator, receiver or statutory successor.

3.              A proportionate share of the expense thus incurred by the Reinsurer shall be charged, subject to court approval, against the Ceding Company as part of the expense of liquidation, commensurate with the benefit which may accrue to the Ceding Company as a result of the defense undertaken by the Reinsurer.

4.              The Reinsurer’s liability will not increase as a result of the insolvency of the Ceding Company.

5.              In the event of the insolvency of the Reinsurer, the liability of the Reinsurer shall not terminate but shall continue with respect to the reinsurance ceded to the Reinsurer by the Ceding Company prior to the date of such insolvency, and the Ceding Company shall continue to have a security interest in any and all sums held by or under deposit in the name of the Reinsurer.

ARTICLE XI
PARTIES TO THE AGREEMENT

This is an Agreement for indemnity reinsurance solely between the Ceding Company and the Reinsurer.  The acceptance of reinsurance hereunder will not create any right or legal relation whatsoever between the Reinsurer and any annuitant, contract owner, or beneficiary under any contracts of the Ceding Company which may be reinsured hereunder.  In no instance shall anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement.

ARTICLE XII
DURATION AND TERMINATION OF
AGREEMENT

1.              Except as otherwise provided, this Agreement is unlimited in duration.

2.              This Agreement can be terminated for new business by either the Ceding Company or the Reinsurer, subject to thirty (30) days advance written notice.

3.              The Reinsurer may require the Ceding Company to recapture all business under this Agreement if the Ceding Company breaches a covenant contained in Article VII, Section 1, and the Reinsurer does not otherwise consent as provided for in Article VII, Section 2.

4.              The Ceding Company may recapture all business under this Agreement without penalty if the Ceding Company is unable to secure reserve credit as described in Article XIII, Section 1.

5.              In the event that more than 50% of the stock of the Reinsurer is ever held by an individual or entity who is not affiliated with the Ceding Company, then the Ceding Company may recapture all business under this Agreement without penalty on thirty (30) days written notice to the Reinsurer.  The Reinsurer is obligated to provide the Ceding Company with written notice immediately upon the transfer of 50% or more of its stock to an individual or entity who is not affiliated with the Ceding Company.

6.              This Agreement is automatically terminated when all GB risks terminate.

ARTICLE XIII
RESERVE CREDIT

1.              RESERVE CREDIT GENERALLY

A.                                    It is the intention of the Ceding Company and the Reinsurer that the Ceding Company receive full statutory accounting credit for reinsurance ceded to the Reinsurer pursuant to this Agreement.  In addition to the requirements of other provisions of this Agreement, the Reinsurer agrees to take any other steps necessary for the Ceding Company to receive such statutory accounting treatment.

B.                                    In the event that the assets held in the funds withheld account are less than the Statutory Reserves at the time of any quarterly settlement, a trust account may be established and/or a letter of credit may be provided by the Reinsurer to allow the Ceding Company to take the appropriate level of reserve credit.  The Total Collateral as of the end of each calendar quarter shall equal the Statutory Reserves for that quarter.  The Ceding Company shall withhold an amount equal to the increase in the Statutory Reserves from the Reinsurer as part of the settlement described in Schedule D and place such amount in the funds withheld account.  If the Ceding Company is unable to withhold a sufficient amount to cover the entire increase in the Statutory Reserves, then the Reinsurer may either provide additional assets to the Ceding Company to be placed in either the funds withheld account or the trust account established pursuant to Article XIII, Section 2, or establish or increase the amount of a letter of credit meeting the requirements of Article XIII, Section 3.

C.                                    If this Agreement is fully recaptured for any reason, the Ceding Company may withdraw all or a portion of the assets in the funds withheld account and/or the trust account and draw down any letter of credit to satisfy the terminal settlement amount.

2.              TRUST

In order for the Ceding Company to take full reinsurance credit, the Reinsurer may provide, at its sole expense, one or more trust accounts for the sole use, benefit and security of the Ceding Company.  The Reinsurer and any such trust account(s) shall comply with all applicable Indiana laws, including Indiana Code Section 27-6-10-14 and Ind. Admin. Code title 760, Section 1-56-10, and any successor thereto.  To the extent that the Reinsurer opts to use one or more trust accounts to meet its obligations to provide reserve credit, the following paragraphs shall apply to such trust(s):

A.                                   Prior to depositing assets with the trustee, the Reinsurer shall execute assignments, endorsements in blank, or transfer legal title to the trustee of all shares, obligations or any other assets requiring assignments, and take any other steps required in order that the Ceding Company, or the trustee upon the direction of the Ceding Company, may whenever necessary, negotiate any such assets without consent or signature from the Reinsurer or any other person or entity.

B.                                    The assets deposited into the trust(s) shall be valued according to their current fair market value and shall be invested and reinvested by the Reinsurer so as to satisfy its obligation to ensure that the Ceding Company receives full statutory accounting credit for reinsurance ceded to the Reinsurer.  All investments shall be limited to those permitted by Indiana Code Section 27-6-10-14(c), Ind. Admin. Code title760, Section 1-56-10(d), and any successors thereto.

C.                                    If, at the end of any calendar quarter, the total amount of reserve credit that the Reinsurer is obligated to provide exceeds the Total Collateral, the Reinsurer shall eliminate the shortfall by depositing cash or securities into the trust(s), and/or by furnishing or increasing one or more letters of credit, consistent with the terms of Article XIII, Section 3, and/or by providing cash or securities to the Ceding Company for inclusion in the funds withheld account.  However, if at the end of any calendar quarter the fair market value of the Total Collateral exceeds 102% of the total amount of reserve credit that the Reinsurer is obligated to provide, the Reinsurer may request that the Ceding Company withdraw from the trust(s) an amount not greater than such excess amount and deliver that amount to the Reinsurer, consistent with applicable legal requirements.  In addition, the Reinsurer shall have the discretion to add additional amounts to the trust(s) or to refrain from requesting a withdrawal of excess funds from the trust(s).  All withdrawals of assets from the trust(s) shall be made by the Ceding Company.

D.                                    The Reinsurer shall pay all trustee and custodial fees for the trust(s).  Assets in the trust(s) shall not be used to pay any such fees.

E.                                     The Ceding Company or its successors in interest may draw against the assets in said trust account(s) at any time, notwithstanding any other provision in this Agreement, and shall utilize the amount drawn for one or more of the following reasons only:

i.                                          To reimburse the Ceding Company for the Reinsurer’s share of premiums returned to the owners of the Contracts because of cancellation of GB benefits.

ii.                                       To reimburse the Ceding Company for the Reinsurer’s share of benefits or losses paid by the Ceding Company under the terms and conditions of the Contracts reinsured under this Agreement.

iii.                                    To fund an account with the Ceding Company in an amount at least equal to the deduction for reinsurance ceded from the Ceding Company’s liabilities for Contracts ceded pursuant to this Agreement.  The account shall include but not be limited to amounts for policy reserves, claims, and losses incurred, (including losses incurred but not reported), loss adjustment expenses, and unearned premium reserves attributable to the reinsured GB benefits.

iv.                                   To pay any other amounts the Ceding Company claims are due under this Agreement.

In the event that the Ceding Company withdraws assets in the Trust Account for the purposes set forth in Article XIII, Section 2(E)(i), (ii), or (iii), but the total amount withdrawn exceeds the amount actually needed for such purposes, or, in the case of Article XIII, Section 2(E)(iv), all or a portion of the amount withdrawn is subsequently determined not to be due, the Ceding Company shall return to the Trust Account such excess plus interest at the average prime rate of interest applicable to the period during which such amounts are so held.

The foregoing limitations on the use of withdrawn funds shall apply to the Ceding Company or any successor, including, without limitation, any liquidator, rehabilitator, receiver or conservator of the Ceding Company, and shall apply without diminution because of insolvency on the part of the Ceding Company or the Reinsurer.

F.                          The Reinsurer may substitute assets in the Trust Account provided it: (i) seeks prior approval of the Ceding Company for the substitution; and (ii) at the time of withdrawal assets with a fair market value equal to those withdrawn and also meeting the requirements of Indiana law to be eligible securities are placed in the Trust Account.  The Ceding Company shall not unreasonably or arbitrarily withhold its approval.

G.                        Settlement of account between the Ceding Company and the Reinsurer shall be made in cash or its equivalent.

H.                       The rights and liabilities of the Ceding Company and the Reinsurer, as set forth in this Agreement shall not be diminished in any manner by the insolvency of the other party.

3.  LETTERS OF CREDIT

A.                                    In lieu of replenishing the funds withheld account or adding assets to the trust account, the Reinsurer may be the applicant for, and provide the Ceding Company with, letters of credit made payable to the Ceding Company.  Any letters of credit entered into pursuant to this subsection shall comply with all applicable laws, including but not limited to the insurance laws of the State of Indiana.

B.                                    The Reinsurer and the Ceding Company agree that any letters of credit provided by the Reinsurer may be drawn upon by the Ceding Company at any time, notwithstanding any other provisions in this Agreement, and be utilized and applied by the Ceding Company or any successor by operation of law of the Ceding Company, including, without limitation, any liquidator, rehabilitator, receiver or conservator of the Ceding Company, without diminution because of insolvency on the part of the Ceding Company or the Reinsurer, only for the following purposes:

i.                                          to reimburse the Ceding Company for the Reinsurer’s share of premiums returned to owners of Contracts reinsured under this Agreement on account of cancellations of GB benefits;

ii.                                       to reimburse the Ceding Company for the Reinsurer’s share benefits or losses paid by the Ceding Company under the terms and provisions of the Contracts reinsured under this Agreement;

iii.                                    to fund an account with the Ceding Company in an amount at least equal to the deduction, for reinsurance ceded, from the Ceding Company’s liabilities for Contracts ceded under this Agreement; and

iv.                                   to pay any other amounts the Ceding Company claims are due under this Agreement.

C.                                    The Ceding Company agrees to return promptly to the Reinsurer any amounts drawn on such letters of credit in excess of the actual amounts required for Subparagraphs B(i), B(ii), and B(iii) of this Article XIII, Section 3, or in the case of Subparagraph B(iv) of Article XIII, Section 3, any amounts that are subsequently determined to be in excess of the amounts due.

D.                                    Payment to the Ceding Company by the issuing banks of amounts drawn on the letters of credit pursuant to Subparagraphs B(i), B(ii) and B(iv), above, shall constitute payment by the Reinsurer pursuant to this Agreement and shall discharge the Reinsurer of the obligation which gave rise to the draw, provided however the Reinsurer may later contest whether it had failed to reimburse or pay the Ceding Company as required by this Agreement.

4.              JURISDICTION ISSUES

To the extent necessary to comply with Indiana Code section 27-6-10-12 or any successor thereto or otherwise meet its obligations pursuant to Article XIII, Section 1, the Reinsurer hereby agrees to the following:

A.                                                            In the event that the Reinsurer fails to perform its obligations under the terms of this Agreement, the Reinsurer, at the request of the Ceding Company shall:

(i)             submit to the jurisdiction of any court with jurisdiction in any state of the United States;

(ii)          comply with all requirements necessary to give the court described in clause (i) above jurisdiction;

(iii)       abide by the final decision of the court or of any appellate court in the event of an appeal; and

(iv)      designate the commissioner or an attorney licensed in, and having offices in, Indiana as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Ceding Company.

B.            This Article XIII, Section 4 is not intended to conflict with or override the obligation of the parties to arbitrate their disputes pursuant to Article XIV.

ARTICLE XIV
ARBITRATION

1.              ARBITRATION

If the Ceding Company and the Reinsurer cannot mutually resolve a dispute regarding the interpretation or operation of this Agreement, the dispute shall be decided through arbitration as set forth in Schedule E.  The arbitrators shall base their decision on the terms and conditions of this Agreement, plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law.  There shall be no appeal from their decision, except that either party may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrator’s decision to judgment.

2.              FEDERAL ARBITRATION ACT

The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C., Section 1) including any amendments to that Act which are subsequently adopted.  In the event that either party refuses to submit to arbitration as required by paragraph 1, the other party may request a United States Federal District Court to compel arbitration in accordance with the Federal Arbitration Act.  Both parties consent to the jurisdiction of such court to enforce this article and to confirm and enforce the performance of any award of the arbitrators.

ARTICLE XV
DEFERRED ACQUISITION COST
TAX ELECTION

1.              The Reinsurer and the Ceding Company each acknowledge that it is subject to taxation under Subchapter “L” of the Internal Revenue Code of 1986 as amended (the “Code”).

2.              With respect to this Agreement, the Reinsurer and the Ceding Company agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations, whereby:

A.            Each party shall attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the Regulation has been made;

B.            The party with net positive consideration, as defined in the Regulation promulgated under Code Section 848, for this Agreement for each taxable year, shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1);

C.            Each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and

D.            This election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

ARTICLE XVI
ENTIRE AGREEMENT

1.              This Agreement represents the entire agreement between the parties with respect to the business being reinsured hereunder and supersedes any prior oral or written agreement between the parties regarding its subject matter.

2.              Any changes or modifications to the Agreement will be null and void unless made by amendment to the Agreement and signed by both parties.

3.              A waiver of a right created by this Agreement shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver of any future circumstance.

ARTICLE XVII
MISCELLANEOUS

1.              CURRENCY

All currency will be payable in United States dollars.

2.              HEADINGS AND SCHEDULES

Headings are not a part of this Agreement and shall not affect its terms.  The attached Schedules are a part of this Agreement.

3.              NOTICES

All notices and communications hereunder shall be in writing and, except in those instances when actual notice is required, shall be deemed given: (a)(i) when delivered personally, (ii) when made or given via facsimile transmission or electronic media, or (iii) when mailed by certified mail or registered mail (return receipt requested); and (b) when addressed as provided below.

All notices or communications to the Reinsurer under this Agreement shall be addressed as follows:

Mr. Keith J. Ryan

Chief Financial Officer

Lincoln National Reinsurance Company (Barbados) Limited

1300 S. Clinton Street

Fort Wayne, IN 46802-3518

All notices and communications to the Ceding Company under this Agreement shall be directed to:

Mr. Gary France

Vice President

The Lincoln National Life Insurance Company

1300 S. Clinton Street

Fort Wayne, IN 46802-3518

4.              SEVERABILITY

If any term or provision of this Agreement shall be held void, illegal, or unenforceable, the validity of the remaining portions or provisions shall not be affected thereby.

5.              GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

6.              SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon the parties hereto and their respective successors and assigns, including any rehabilitator, conservator, liquidator, or statutory successor of either party.

7.              COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

8.              AMENDMENT OR WAIVER

No amendment or waiver of any provision of this Agreement shall be effective unless set forth in writing, signed by duly authorized officers of the parties.  A waiver shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver of any future circumstance.

9.              INTERPRETATION

For purposes of this Agreement, the words “hereof,” “herein,” “hereby,” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.  Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

10.       INVESTIGATIONS

The Ceding Company will notify the Reinsurer immediately, in writing, of any and all investigations of the Ceding Company or its directors, principal officers or shareholders conducted by any federal, state or local governmental or regulatory agency other than routine state or federal examinations.  Likewise, the Reinsurer will notify the Ceding Company immediately, in writing, of any and all investigations of the Reinsurer or its directors, principal officers or shareholders conducted by any federal, state or local governmental or regulatory agency other than routine state or federal examinations.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate on the dates shown below.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Stephen Turer	Date: 6/28/2018
Name: Stephen Turer
Title: SVP

LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED

By:	/s/ Brandy Ness	Date: 6/28/18
Name:
Title:

SCHEDULES

SCHEDULE A                                                                  GB REINSURANCE BENEFITS

SCHEDULE B                                                                  CONTRACTS WITH ACCEPTED COVERAGES

SCHEDULE C                                                                  PREMIUM RATES

SCHEDULE D                                                                  REPORTS

SCHEDULE E                                                                   ARBITRATION

SCHEDULE F                                                                    INVESTMENT GUIDELINES

SCHEDULE A

GB REINSURANCE BENEFITS

Each contract listed in Schedule B contains one or more GB.  GBs which are covered by this Agreement include the following:

Marketing Name of Benefit	Form Nos.
Guarantee of Principal Death Benefit	ICC16-32148
Guarantee of Principal Death Benefit	32148 (9-16)
Guarantee of Principal Death Benefit	32148 (12-16)
Guarantee of Principal Death Benefit	ICC18-32148
Guarantee of Principal Death Benefit	32148 (01-18)

SCHEDULE B

CONTRACTS WITH ACCEPTED COVERAGES

Contracts covered by this Agreement include all Contracts issued by the Ceding Company directly and included in the following list:

Lincoln Level AdvantageSM B-share Indexed Variable Annuity

Lincoln Level AdvantageSM C-share Indexed Variable Annuity

Lincoln Level AdvantageSM Advisory Indexed Variable Annuity

Lincoln Level AdvantageSM RIA Indexed Variable Annuity

Lincoln Level AdvantageSM B-Class Indexed Variable Annuity

Lincoln Level AdvantageSM Advisory Class Indexed Variable Annuity

SCHEDULE C

PREMIUM RATE SCHEDULE

Initial Reinsurance Premium:

For all business issued by the Ceding Company after the Effective Date, the Initial Premium shall be zero.

Base Reinsurance Premium Rates - Effective from Treaty Effective Date and the corresponding effective date of any amendment, as appropriate:

[REDACTED]

Reinsurer’s Expense, Profit, and Risk Charge (EPRC):

EPRC shall equal the annual rates shown above, payable monthly in arrears computed in the manner as more fully described below.

Monthly Payment of Reinsurance Premium:

Both the Base Reinsurance Premium and the EPRC are payable in arrears after the end of each calendar month.  The monthly payment for all benefit types shall be computed by adding the appropriate Base Reinsurance Premium annual rate to the EPRC annual rate, then dividing the total by twelve and multiplying the result times the end of the month Segment Values or the Variable Account Value, as applicable.

SCHEDULE D

REPORTS

Within thirty (30) days after the end of each calendar month, the Ceding Company will furnish the Reinsurer with a summary report that includes calculated reinsurance premiums, claims, and Statutory Reserves, for the business covered by this Agreement substantially similar to the following:

The Lincoln National Life Insurance Company Monthly Reinsurance Settlement Report for Lincoln National Reinsurance Barbados, Ltd. MM//YYYY

Monthly Premiums Ceded:

1.	GOP Death Benefit Premiums Ceded

		(1) Total Ceded Premiums	$X

Monthly Benefits Ceded:

1.	GOP Death Benefit Claims Ceded

		(2) Total Ceded Benefits	($X)

Monthly Funds Withheld Assets-Cost:

1.	Ending Derivative Cost
2.	Ending Deposit With Brokers
3.	Ending Fixed Maturity Securities- Book Value
4.	(Beginning Derivative Cost)
5.	(Beginning Deposit With Brokers)
6.	(Beginning Fixed Maturity Securities- Book Value)

	(3) Increase (Decrease) in Funds Withheld Assets- Cost	N/A*

Monthly Investment Income on Funds Withheld Account:

1.	Derivatives Realized Gain/(Loss)
2.	Fixed Income Assets Net Investment Income/(Loss)
3.	Fixed Income Assets Realized Gain/(Loss)

	(4) Total Ceded Net Investment Income	N/A*

Due to (from) LNR Barbados for Current Reporting Period Activity = 1-2-3+4

Monthly Funds Withheld Account Adjustment

1.	Beginning Funds Withheld Account
2.	Increase (Decrease) in Cost of Assets in Funds Withheld Account
3.	Derivatives Unrealized Gain/(Loss)
4.	End of Period Statutory Reserves

	Increase (Decrease) in Funds Withheld Account	N/A*

* Note — Settlement of Funds Withheld Assets, Funds Withheld Investment Income and Funds Withheld Adjustments occurs within the Portfolio LNL01060 Funds Withheld Account.

SCHEDULE E

ARBITRATION

To initiate arbitration, either the Ceding Company or the Reinsurer shall notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought.  The party to which the notice is sent shall respond to the notification in writing within ten (10) days of its receipt.

The arbitration hearing shall be before a single arbitrator.  In order to be eligible to serve as an arbitrator, an individual must not be a present or former officer, attorney or consultant of the Ceding Company or the Reinsurer or of either of their affiliates.  The arbitrator must be neutral, impartial, and disinterested.

The Ceding Company and the Reinsurer shall each name three candidates to serve as an arbitrator.  The Ceding Company and the Reinsurer shall take turns striking the name of one of the remaining candidates from the initial six candidates until only one candidate remains.  If the candidate so chosen shall decline to serve as the arbitrator, the candidate whose name was stricken last shall be nominated as the arbitrator.  This process shall continue until a candidate has been chosen and has accepted.  The first turn at striking the name of a candidate shall belong to the party that is responding to the other party’s initiation of the arbitration.  Once chosen, the arbitrator is empowered to decide all substantive and procedural issues.

It is agreed that the arbitrator shall be neutral, impartial, and disinterested regarding the dispute on the basis described in the “Arbitration” article of the Agreement.  Therefore, at no time will either the Ceding Company or the Reinsurer contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both the Ceding Company and the Reinsurer to inform the individual actually chosen as arbitrator of the nature and facts of the dispute.  Likewise, any written or oral arguments provided to the arbitrator concerning the dispute shall be coordinated with the other party and shall be provided simultaneously to the other party or shall take place in the presence of the other party.  Further, at no time shall any arbitrator be informed that the arbitrator has been named or chosen by one party or the other.

The arbitration hearing shall be held on the date fixed by the arbitrator.  In no event shall this date be later than six months after the appointment of the arbitrator.  The arbitration hearing shall be held in Fort Wayne, Indiana.  As soon as possible, the arbitrator shall establish prearbitration procedures as warranted by the facts and issues of the particular case.  At least ten (10) days prior to the arbitration hearing, each party shall provide the other party and the arbitrator with a detailed statement of the facts and arguments it will present at the arbitration hearing.  The arbitrator may consider any relevant evidence; he or she shall give the evidence such weight as he or she deems it entitled to after consideration of any objections raised concerning it.  The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence.  Each party may examine any witnesses who testify at the arbitration hearing.  Within twenty (20) days after the end of the arbitration hearing, the arbitrator shall issue a written decision that sets forth his or her findings and any award to be paid as a result of the arbitration, except that the arbitrator may not award punitive or exemplary damages.  In his or her decision, the arbitrator shall also apportion the costs of arbitration, which shall include, but not be limited to, his or her own fees and expenses.

SCHEDULE F

INVESTMENT GUIDELINES

Company:	The Lincoln National Life Insurance Company (LNL)

Portfolio:	LNL01060

Regulation:	Indiana Insurance Company Law and various State Insurance Department and regulatory authorities. This Statement of Investment Policy is subject to and will comply with applicable laws and regulations.

Portfolio Manager:                                         Lincoln Investment Management Company

Product Description:

Portfolio LNL01060 was created with the intent of housing assets and a dynamic hedge program to support reinsurance of LNL’s direct or assumed Variable Annuity guaranteed living and death benefit riders (“Guarantee Riders.”)  Liabilities associated with these Guarantee Riders have been ceded to Lincoln Reinsurance Company (Barbados) Limited (“LNBAR”) on a coinsurance with funds withheld basis, so assets supporting the fair value reserves are held by in Portfolio LNL01060 for the benefit of LNBAR.  The purpose of the dynamic hedging program is to reduce earnings volatility created by the aforementioned Guarantee Riders.  Changes in the   liabilities ceded to LNBAR will be hedged using tailored futures positions based on recognized indices such as the S&P 500, Russell 2000, and NASDAQ.  Market movements will be monitored continuously with respect to a proprietary trading grid, triggering hedge position true-ups if market movements exceed tolerance limits.  In the absence of market activity warranting daily true-ups, a weekly true-up will be performed.

Investment Objective:

The primary objective is to greatly reduce or eliminate the GAAP income volatility due to Guarantee Riders through a systematic hedging mechanism.  The secondary purpose is to greatly reduce or eliminate the non-diversifiable economic risk associated with these guarantees.  The ultimate goal of the portfolio manager is the translation of volatile costs resulting from the Guarantee Riders into predictable, fixed cost features. This portfolio will require cash flow matching between liability claims and a highly liquid asset structure to facilitate ongoing claims payment as well as unpredictable hedge needs.  Overall investment strategy will be executed within the context of prudent asset/liability management and the constraints of applicable law and regulation.

Asset Categories:

The Portfolio Manager will have full discretion subject to compliance with all applicable LNL policies, Risk Management Committee guidelines, and reinsurance treaty limitations to invest and reinvest the funds in assets in a manner necessary to achieve the investment objective.  Such assets may include, but are not limited to, cash and cash equivalents; U.S. and foreign Government obligations; public, U.S. and foreign corporate fixed income securities; private placements (including Rule 144A securities); structured products (i.e., ABS, MBS, CMBS, etc.); and mortgage loans; and

derivative instruments.  All purchases are subject to the limitations imposed in this investment policy. Exposure limits are based on the GAAP book value of invested assets.

Asset Categories	Maximum % of Invested Assets

Cash and Cash Equivalents	[REDACTED]

U.S. Treasury/Agency Securities	[REDACTED]

Public Corporate Bonds (including 144 securities)	[REDACTED]

Derivative Instruments	[REDACTED]

Less Liquid Investments
Traditional Private Placements	[REDACTED]
Commercial Mortgage Loans	[REDACTED]
Real Estate (including real estate contingent Acquisition program)	[REDACTED]
Total Less Liquid Investments	[REDACTED]

Asset Backed Securities
Agency Residential Mortgage Backed Securities	[REDACTED]
Non-Agency Residential Mortgage Backed Securities	[REDACTED]
Commercial Mortgage Backed Securities	[REDACTED]
Total Asset Backed Securities**	[REDACTED]

* Includes Residential Whole Loans

** Includes other asset backed securities

Foreign Investments
Investments in Developing Countries	[REDACTED]
Total Foreign Investments***	[REDACTED]

*** For further details see the LNL Statement of Investment Policy for Foreign Investments. Foreign risk is defined by the “underlying sovereign” referring to the actual sovereign exposure inherent in the security (i.e .the “country of risk”). LNL will not purchase securities with less-than investment grade credit quality ratings when such ratings are lower than the long term foreign currency ratings of the underlying sovereign.

Equity Related Securities:
Common stock	[REDACTED]
Preferred stock	[REDACTED]
Mutual Funds	[REDACTED]
Total Equity-Related Securities	[REDACTED]
Diversification:
Per Industry	[REDACTED]
Per Non-Government Issuer	[REDACTED]

Below Investment Grade Securities
NAIC Grade 3-4-5-6	[REDACTED]
NAIC Grade 4-5-6	[REDACTED]
NAIC Grade 5-6	[REDACTED]

Target Duration

The target duration of LNL will be set based on the individual ALM guidelines established for each line of business and will be based on the characteristics of the liabilities in the particular portfolio.

Derivative Transactions Policy:  Derivatives products are permitted for the prudent management of risk and return subject to The Lincoln National Life Insurance Company Statement of Policy, Guidelines and Internal Control Procedures for Derivatives approved periodically by the LNL Board of Directors and LNL Investment Committee.

Approving Bodies:

Date Approved: